Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(In millions of dollars, except per-share amounts)

	For Three Months Ended		For Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Net income	$441	$121	$808	$238

Diluted Earnings per Common and Dilutive Potential Common Share:
Weighted average common shares outstanding (in thousands)	1,732,140	1,731,806	1,732,426	1,730,863
Weighted average dilutive potential common shares:
Stock option and compensation plans	39,454	30,821	45,340	27,175

Weighted average common and dilutive potential common shares	1,771,594	1,762,627	1,777,766	1,758,038

Diluted Earnings per Common Share:
Net income	$.25	$.07	$.45	$.14

Basic Earnings per Common Share:
Weighted average common shares outstanding (in thousands)	1,732,140	1,731,806	1,732,426	1,730,863

Basic Earnings per Common Share:
Net income	$.25	$.07	$.47	$.14